United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M101
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03236M101	13D	Page 1 of 2 Pages

Explanatory Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 17, 2017 (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Amyris, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Loan Agreement Amendments

On June 5, 2023, the Issuer, certain of the Issuer’s subsidiaries (the “Subsidiary Guarantors”) and DSM Finance B.V., an affiliate of the Reporting Persons (“DSM Finance”), as lender, entered into an amendment (“Amendment No. 2”) to that certain amended and restated Loan and Security Agreement, dated as of October 11, 2022 (as amended, the “Amended LSA”) to waive all existing defaults under the Amended LSA.  In addition to waiving all existing defaults under the Amended LSA, DSM Finance agreed to extend the maturity date of Tranche 3 under the Amended LSA to April 15, 2024, set the interest rate on Tranche 1, 2 and 3 to 15% PIK until June 15, 2024 (and 12% cash interest thereafter), and to have the previously accrued default interest added to the principal of Tranche 3.

The foregoing description of Amendment No. 2 is a summary and is qualified in its entirety by reference to the full text of Amendment No. 2, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.

Item 7 of the Statement is hereby amended and supplemented by the following:

Exhibit Number	Description
11
Amendment No. 2 and Waiver to Amended and Restated Loan and Security Agreement, dated June 5, 2023, between the Company and DSM Finance B.V. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 5, 2023).

CUSIP No. 03236M101	13D	Page 2 of 2 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 6, 2023

DSM International B.V.

		By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America

KONINKLIJKE DSM N.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America